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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
     U.S. Dollar 13,000,000 Callable Range Accrual Notes due April 15, 2019






                    Filed pursuant to Rule 3 of Regulation BW






                              Dated: April 19, 2004


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        The following information regarding the U.S. Dollar 13,000,000 Callable
Range Accrual Notes due April 15, 2019 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 15, 2003) is already on file with the Securities and Exchange Commission.

        Item 1.  DESCRIPTION OF OBLIGATIONS

               (a) U.S. Dollar 13,000,000 Callable Range Accrual Notes due April 15, 2019.

               (b) The interest rate will be calculated according to the following formula :

                                                      N
                        INTEREST RATE  = 7.15% X ------------
                                                     365

Where "N" means the total number of days during each interest period where 6-month USD LIBOR is within the applicable accrual range from zero to 7.50 percent. Interest shall be payable semi-annually on each April 15 and October 15 commencing on October 15, 2004 and ending on April 15, 2019.

               (c) Maturing April 15, 2019. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

               (d) Notes are callable by the Bank at par on each April 15 and October 15, commencing on April 15, 2005 and ending on October 15, 2018, with 10 London and New York business days notice.

               (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

               (f)  Not applicable.

               (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

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               (h)  See Prospectus, pages 6-10.

               (i)  Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA,
England.

        Item 2.  DISTRIBUTION OF OBLIGATIONS

               As of April 13, 2004, the Bank entered into a Terms Agreement with Morgan Stanley & Co. International Limited as Manager (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 13,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes was expected to be made on or about April 15, 2004.

               The Terms Agreement provides that the obligations of the manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

        Item 3.  DISTRIBUTION SPREAD

             Price to                   Selling Discounts         Proceeds to the
              Public                     and Commissions               Bank(1)
             --------                   -----------------         ---------------
        Per Unit: 100.00%                     N/A                     100.00%
      Total: USD 13,000,000                   N/A                 USD 13,000,000

        Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

               None

        Item 5.  OTHER EXPENSES OF DISTRIBUTION

               As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

        Item 6.  APPLICATION OF PROCEEDS

               The net proceeds will be used in the general operations of the Bank.

        Item 7.  EXHIBITS

               A.  Pricing Supplement dated April 13, 2004

               B. Terms Agreement dated April 13, 2004

-------------
(1)  Without deducting expenses of the Bank, which are not yet known.

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                                                                       EXHIBIT A



PRICING SUPPLEMENT



                                [WORLD BANK LOGO]



              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT



                          GLOBAL DEBT ISSUANCE FACILITY

                                    NO. 2769


                                  US$13,000,000
                          CALLABLE RANGE ACCRUAL NOTES
                               DUE APRIL 15, 2019






                                 MORGAN STANLEY



              THE DATE OF THIS PRICING SUPPLEMENT IS APRIL 13, 2004


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This document ("PRICING SUPPLEMENT") is issued to give details of an issue by
International Bank for Reconstruction and Development (the "BANK") under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "PROSPECTUS"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

The following items under this heading "TERMS AND CONDITIONS" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue:

1    No.:                                              2769

2    Aggregate Principal Amount:                       US$13,000,000

3    Issue Price:                                      100.00 per cent. of the Aggregate Principal Amount

4    Issue Date:                                       April 15, 2004

5    Form of Notes (Condition 1(a)):                   Registered Notes only

6    Authorized Denominations                          US$1,000 and increments of US$1,000 thereafter
     (Condition 1(b)):

7    Specified Currency (Condition 1(d)):              United States dollars ("US$")

8    Maturity Date (Conditions 1(a) and 6(a)):         April 15, 2019

9    Interest Basis (Condition 5):                     Variable Interest Rate (Condition 5(II))

10   Basis of Calculation of Variable Interest
     Rate and Interest Payment Dates and default interest where Condition 5(II)(b)(i) to (vii), 5(II)(c), 5(II)(d) and 5(II)(e) do not apply
     (Condition 5(II)(b)):

     (a) Calculation of Interest Amounts:              The Interest  Amount per  Authorized  Denomination
                                                       shall be determined by the Calculation Agent in
                                                       accordance with the following formula:

                                                       7.15% X N/365 X AUTHORIZED DENOMINATION

                                                       Where:

                                                       "N" is the total number of days in respect of each
                                                       relevant Interest Period on which the Reference Rate
                                                       is within the Accrual Range, as determined by the
                                                       Calculation Agent.

                                                       "REFERENCE RATE" for any day in the Interest Period
                                                        means 6 month US$ LIBOR, being the

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                                       1

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
                                                       rate for deposits in US$ for a period of six months
                                                       which appears on the Moneyline/Telerate Page 3750
                                                       (or such other page that may replace that page on
                                                       that service or a successor service) at 11.00 a.m.
                                                       London time on the fifth Relevant Business Day
                                                       prior to such day.

                                                       If such rate does not appear at the time and day
                                                       designated above in respect of any day in the
                                                       Interest Period, the Calculation Agent shall
                                                       determine the Relevant Rate by requesting the
                                                       principal London office of each of four major
                                                       banks in the London interbank market (the
                                                       "REFERENCE BANKS") to provide a quotation for
                                                       the rate at which deposits in US$ dollars were
                                                       offered to prime banks in the London interbank
                                                       market for a period of 6 months at approximately
                                                       11:00 a.m. London time on the fifth Relevant
                                                       Business Day prior to such day. If at least two
                                                       such quotations are provided, the Relevant Rate
                                                       will be the arithmetic mean of the quotations.

                                                       If only one such quotation is provided, the
                                                       Calculation Agent may determine that such
                                                       quotation shall be the Relevant Rate. If no
                                                       such quotations are provided, and the
                                                       Calculation Agent determines in its sole
                                                       discretion that no suitable replacement Reference
                                                       Banks who are prepared to quote are available,
                                                       the Calculation Agent shall be entitled to
                                                       calculate the Relevant Rate in its sole
                                                       discretion, acting in good faith and in a
                                                       commercially reasonable manner.

                                                       "ACCRUAL RANGE" means:

                                                       for each Interest Period within the period
                                                       from and including April 15, 2004 to but
                                                       excluding the Maturity Date, equal to or
                                                       greater than zero per cent. but less than or
                                                       equal to 7.50 per cent.;

                                                       ROUNDING

                                                       In applying the formula described above in
                                                       respect of the Interest Amount, the
                                                       Calculation Agent shall round the result of:

                                                       7.15% X N/365

                                                       to the nearest one-hundred thousandth of one
                                                       per cent. prior to multiplying that result by
                                                       the

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                                       2

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
                                                       Authorized Denomination.

     (b) Interest Payment Dates:                       April 15 and October 15 of each year commencing
                                                       on October 15, 2004 and ending on the Maturity
                                                       Date

     (c) Variable Rate Day Count Fraction:             Actual/365 (meaning the actual number of days in
                                                       the relevant Interest Period divided by 365)

     (d) Calculation Agent:                            Citibank, N.A.

11   Relevant Financial Centre:                        New York

12   Relevant Business Day:                            New York and London


13   Issuer's Optional Redemption                      Yes
     (Condition 6(e)):

     (a) Notice Period:                                Not less than 10 Relevant Business Days

     (b) Amount:                                       All and not less than all

     (c) Date(s):                                      Each Interest Payment Date commencing on
                                                       April 15, 2005 and ending on October 15, 2018

     (d) Early Redemption Amount:                      Principal amount of the Notes to be redeemed

     (e) Notices:                                      As long as the Notes are represented by a DTC
                                                       Global Note and the DTC Global Note is
                                                       being held on behalf of a clearing system,
                                                       notwithstanding Condition 13, noticesc to
                                                       Noteholders may be given by delivery of the
                                                       relevant notice to that clearing system for
                                                       communication by it to entitled accountholders,
                                                       provided that so long as the Notes are listed
                                                       on the Luxembourg Stock Exchange, and the
                                                       rules of the exchange so require, notice
                                                       shall be published in a leading daily
                                                       newspaper in either the French or German
                                                       language and of general circulation in
                                                       Luxembourg

                                                       Any notice delivered to a clearing system
                                                       in accordance with the preceding sentence
                                                       shall be deemed to have been given to
                                                       the Noteholders on the day on which such
                                                       notice is delivered to the clearing system

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                                       3

14   Redemption at the option of the Noteholders       No
     (Condition 6(f)):

15   Long Maturity Note (Condition 7(f)):              No

16   Talons for Future Coupons to be attached to       No
     Definitive Bearer Notes (Condition 7(h)):

17   Early Redemption Amount (including accrued        Principal amount of the Notes to be redeemed plus
     interest, if applicable) (Condition 9):           accrued interest thereon

18   Governing Law of the Notes:                       English

OTHER RELEVANT TERMS

1    Listing (if  yes, specify Stock Exchange          Luxembourg Stock Exchange
     Exchange):

2    Details of Clearance System approved by the       DTC, Clearstream Banking, societe anonyme and
     Bank and the Global Agent and Clearance and       Euroclear Bank S.A./N.V., as operator of the
     Settlement Procedures:                            Euroclear System. Payment for the Notes will be
                                                       on a delivery versus payment basis

3    Syndicated:                                       No

4    Commissions and Concessions:                      None

5    Codes:

     (a) CUSIP                                         45905UDP6

     (b) ISIN                                          US45905UDP66

     (c) Common Code                                   019048896

6    Identity of Dealer(s)/Manager(s):                 Morgan Stanley & Co. International Limited

7    Provisions for Registered Notes:

     (a) Individual Definitive Registered Notes        No. Interests in the DTC Global Note will be
         Available on Issue Date:                      exchangeable for Definitive Registered Notes only
                                                       in the limited circumstances described in the
                                                       Prospectus

     (b) DTC Global Note(s):                           Yes; one

     (c) Other Registered Global Notes:                No

GENERAL INFORMATION

The Bank's latest Information Statement was issued on September 15, 2003.

The following additional selling restrictions shall apply to the issue:

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                                       4

United Kingdom:                                        Each Dealer is required to comply with all
                                                       applicable  provisions of the Financial Services
                                                       and Markets Act 2000 with respect to anything done
                                                       by it in relation to the Notes in, from or
                                                       otherwise involving the United Kingdom

                                                       INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                                       DEVELOPMENT

                                                       By:

                                                       Authorized Officer

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                                       5

                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT
                                1818 H Street, NW
                             Washington, D.C. 20433




                                  GLOBAL AGENT

                                 CITIBANK, N.A.
                                 P.O. Box 18055
                               5 Carmelite Street
                                 London EC4Y 0PA




                                CALCULATION AGENT

                                 CITIBANK, N.A.
                                 P.O. Box 18055
                               5 Carmelite Street
                                 London EC4Y 0PA




                            LISTING AND SPECIAL AGENT
                                AND PAYING AGENT

                         BNP PARIBAS SECURITIES SERVICES
                          23, Avenue de la Porte-Neuve
                                L-2085 Luxembourg




                          LEGAL ADVISERS TO THE MANAGER

                                   LINKLATERS
                                 One Silk Street
                                 London EC2Y 8HQ


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                                       6

                                                                     EXHIBIT B


                             TERMS AGREEMENT NO. 2769
                     UNDER THE GLOBAL DEBT ISSUANCE FACILITY

April 13, 2004


International Bank for Reconstruction
and Development (the "BANK")
1818 H Street, N.W.
Washington, D.C.  20433


The undersigned agrees to purchase from you the Bank's U.S.$13,000,000 Callable Range Accrual Notes April 15, 2019 (the "NOTES") described in the Pricing Supplement relating thereto and dated as of the date hereof (the "PRICING SUPPLEMENT") at 11:00 a.m. (New York time) on April 15, 2004 (the "SETTLEMENT DATE") at an aggregate purchase price of U.S.$13,000,000 (the "PURCHASE PRICE") (being the sum of 100.00 percent of the aggregate principle amount of the Notes) on the terms set forth herein and in the standard provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "STANDARD PROVISIONS"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "NOTES" refers to the Notes as defined herein. All other terms defined in the prospectus dated October 7, 1997 (the "PROSPECTUS"), the Pricing Supplement and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to the undersigned that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The following additional terms shall apply to the offering:

1. The Bank agrees that it will issue the Notes and Morgan Stanley & Co. International Limited ("MORGAN STANLEY") agrees to purchase the Notes at the Purchase Price specified

-------------------------------------------------------------------------------
                                       1
    above (being equal to the issue price of 100.00 per cent. of the aggregate principal amount of the Notes).

2. The Purchase Price specified above will be paid on the Settlement Date by Morgan Stanley (against delivery of the Notes to an account designated by Morgan Stanley) to Citibank, N.A. (DTC Account No. 2952) as Custodian for Cede & Co., as nominee for the Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions, which it has requested.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

6.  For purposes hereof, the notice details of the undersigned are as follows:

    Morgan Stanley & Co. International Limited
    25 Cabot Square
    Canary Wharf
    London E14 4QA

    Attention:   Global Capital Markets - Head of Transaction Management Group

    Telephone:   + 44 (0) 20 7677 7799
    Telex:       8812564 MORSTN G
    Fax:         + 44 (0) 20 7677 7999

7. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8. This Terms Agreement shall be governed by, and construed in accordance with, the laws of New York.

9. This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

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                                       2

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MORGAN STANLEY & CO. INTERNATIONAL LIMITED

By:     /s/ JAMES WALTER

Name:   James Walter

Title:  Vice President


CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT


By:

Name:

Title: